UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2012

of

PROGRESS ENERGY 401(k)

SAVINGS & STOCK OWNERSHIP PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 550 South Tryon Street,

Charlotte, North Carolina 28202-1803

PROGRESS ENERGY 401(k)

SAVINGS & STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	5

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2012	6

Notes to Financial Statements	7 – 13

Supplementary Information:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012	14

NOTE:      All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Progress Energy 401(k) Savings & Stock Ownership Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 24, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Progress Energy 401(k) Savings & Stock Ownership Plan

Raleigh, North Carolina

We have audited the accompanying statement of net assets available for benefits of Progress Energy 401(k) Savings & Stock Ownership Plan (the "Plan") as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina

June 21, 2012

Progress Energy 401(k)

Savings & stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

(IN THOUSANDS)

	2012	2011
Assets

Investments, at fair value
Participant-directed investments	$ 1,869,832	$ 1,766,819

Receivables
Notes receivable from participants	40,501	40,731
Employer’s contributions	452	3,879

Total receivables	40,953	44,610

Net assets, at fair value	1,910,785	1,811,429

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,747)	(12,829)

Net assets available for benefits	$ 1,897,038	$ 1,798,600

See Notes to Financial Statements.

Progress Energy 401(k)

Savings & stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

(IN THOUSANDS)

Additions to net income attributed to:

Investment income
Net appreciation in fair value of investments	$ 78,732
Interest and dividends	69,199

Total investment income	147,931

Interest income on notes receivable from participants	1,352

Contributions
Participants’	70,884
Employer’s	38,165

Total contributions	109,049

Total additions	258,332

Deductions from net assets attributed to:

Benefits paid to participants	(159,660)
Administrative fees	(234)

Total deductions	(159,894)

Net increase	98,438

Net assets available for benefits, beginning of year	1,798,600

Net assets available for benefits, end of year	$ 1,897,038

See Notes to Financial Statements.

PROGRESS ENERGY 401(k)

SAVINGS & STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

1.      Description of the Plan

The following description of the Progress Energy 401(k) Savings & Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The purpose of the Plan is to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in Duke Energy Corporation (Duke Energy) and other investments. Effective July 2, 2012, Progress Energy, Inc. (Progress Energy) became a wholly owned subsidiary of Duke Energy.

Generally, individuals classified as nonbargaining regular, full-time, part-time or temporary employees of Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., Florida Power Corporation d/b/a Progress Energy Florida, Inc., and Progress Energy Service Company, LLC (collectively, the Company) are eligible to participate in the Plan on their first day of employment. Participants are eligible for the Company’s matching contributions discussed below as soon as participation in the Plan begins. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan’s investment options.

The Plan is administered by the Duke Energy Benefits Committee. The Plan was amended and restated effective November 1, 2011, to comply with various Internal Revenue Service (IRS) and Department of Labor regulatory requirements. The Plan was subsequently amended effective as of July 2, 2012. State Street Bank & Trust Company, N.A. (State Street or the Trustee) provides trustee services to the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) is the record keeper for the Plan.

Contributions

Participants are allowed to contribute up to 75% of their annual eligible earnings as defined by the amended Plan (subject to Internal Revenue Code (IRC) limitations). A participant's total before-tax and Roth contributions were limited by the IRC to $17,000 and $16,500 for 2012 and 2011, respectively. For 2012 and 2011, the IRC allowed participants age 50 or older to contribute up to an additional $5,500 over and above the IRC Roth and before-tax limits. Participants may also elect to contribute on an after-tax basis as defined in the Plan.

The Company’s matching contributions made to the Plan (the Automatic Company Match) are 100 percent of the first 6 percent of each participant’s Roth, before-tax and/or after-tax contributions. The Plan added safe harbor 401(k) provisions as of January 1, 2010.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and investment earnings and is charged with withdrawals, investment losses and an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance net of any outstanding loan balance.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers, at any given time during the year, approximately twenty mutual funds (including target date funds), one common collective trust fund, and the Duke Energy Common Stock Fund as investment options for participants. Effective December 28, 2011, the American Funds Growth Fund of America was removed as an investment option and replaced with the Harbor Capital Appreciation Fund. Also, effective December 28, 2011 the Fidelity Mid Cap Stock Fund was removed as an investment option and replaced with the William Blair Mid Cap Growth Fund; however, the balances in this fund did not transfer to the new fund until January 30, 2012 to avoid the short-term trading fee for shares held less than thirty days. Effective June 15, 2012, the Fidelity Equity Income Fund was removed as an investment option and replaced with the Dodge and Cox Stock Fund.

Through December 31, 2010, Company matching contributions were automatically invested in the Progress Energy Common Stock Fund. Participants are permitted to make transfers from the Progress Energy Common Stock Fund to other investment options offered by the Plan at any time in accordance with Plan provisions. Effective January 1, 2011, Company matching contributions are made based on participants’ investment elections.

As a result of the merger discussed in Note 9, the Progress Energy Common Stock Fund was replaced by the Duke Energy Common Stock Fund.

Vesting

Participants are 100 percent vested in the contributions they have made to the Plan, the investment earnings on such contributions, the Company matching contributions and the investment earnings from the Company matching contributions.

Participant Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $500. The maximum available loan amount is 50 percent of the participant’s vested account balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined periodically by the Plan administrator. Principal and interest generally are paid through payroll deductions.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000, elect to receive a lump-sum amount equal to the value of their account balance, elect to roll over a full account distribution, or select from a menu of installment payment options. If termination of employment is due to death and the vested account is $5,000 or less, a lump-sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Active participants are also eligible to apply for: (i) hardship withdrawals from their before-tax account in accordance with Plan provisions; (ii) withdrawals from their after-tax account at any time in accordance with Plan provisions; and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.

Forfeited Accounts

Forfeited matching contributions may be used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. As of December 31, 2012 and 2011, the forfeitures account totaled $181,838 and $83, respectively. During the year ended December 31, 2012, the Company did not use funds from the forfeitures account to reduce Company matching contributions.

2.       Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.

The Statements of Net Assets Available for Benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

The Vanguard Retirement Savings Trust II Fund (the Fund) is a common collective trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan Management has no knowledge or intent that there would be the occurrence of events that would cause the Fund to transact at less than contract value. The adjustment from fair value to contract value related to the Fund is reflected in the financial statements.

The Duke Energy Common Stock Fund is comprised of shares of Duke Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis. Duke Energy common stock is valued at its closing market price reported on the New York Stock Exchange.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Capital gain distributions are included in dividend income. When the Company’s common stock is distributed to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are recorded as distributions in accordance with Plan provisions.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan in accordance with Plan provisions, except to the extent the Company elects to pay the expenses.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standards

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which amends ASC 820 to develop a single, converged fair value framework between GAAP and International Financial Reporting Standards (IFRS). ASU 2011-04 was effective for the Plan on January 1, 2012. The impact of adoption was not significant to the Plan’s financial statements.

3.       Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurements require the use of market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

GAAP also establishes a fair value hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reporting date. The three levels are defined as follows:

Level 1 — pricing inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — pricing inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.

Level 3 — pricing inputs include significant inputs generally less observable from objective sources.

At December 31, 2012, the Plan’s investments classified within the fair value hierarchy were as follows (in thousands):

	2012
	Total Fair Value	Level 1	Level 2	Level 3
Description

Duke Energy Common Stock Fund:
Duke Energy common stock	$596,970	$596,970	$ —	$—
Cash/cash equivalents	4,254	4,254

Mutual funds
Domestic stock funds	482,457	482,457	—	—
International stock funds	87,524	87,524	—	—
Income funds	7,752	7,752	—	—
Bond funds	226,082	226,082	—	—
Target date funds*	191,722	191,722	—	—
Common collective trust funds	273,071	—	273,071	—

Total investments at fair value	$1,869,832	$1,596,761	$273,071	$—

At December 31, 2011, the Plan’s investments classified within the fair value hierarchy were as follows (in thousands):

	2011
	Total Fair Value	Level 1	Level 2	Level 3
Description

Progress Energy Common Stock Fund:
Progress Energy common stock	$704,177	$—	$704,177	$—
Cash/cash equivalents	6,003	—	6,003

Mutual funds
Domestic stock funds	402,984	402,984	—	—
International stock funds	80,080	80,080	—	—
Income funds	6,050	6,050	—	—
Bond funds	144,784	144,784	—	—
Target date funds*	145,784	145,784	—	—
Common collective trust funds	277,050	—	273,071	—

Total investments at fair value	$1,766,819	$779,589	$987,230	$—

* A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.

4.      Investments

The following table summarizes the fair value of Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Columbia Acorn Fund, 4,538,836 and 4,326,517 shares, respectively	$138,207	$119,239
Vanguard S&P 500 Index Fund 733,756 shares	95,770	—
Vanguard Retirement Savings Trust II Fund, 259,323,838 and 264,220,957 units, respectively	273,071	277,050
Progress Energy Common Stock Fund, 59,143,108 units	—	710,180
Duke Energy Common Stock Fund, 50,418,391 units	601,224	—
PIMCO Total Return Bond Fund 20,114,044 and 13,311,067 shares, respectively	226,082	144,691

* Investment less than five percent of the Plan’s net assets available for benefits as of December 31, 2011.

** Progress Energy Common Stock Fund was converted to the Duke Energy Common Stock Fund during 2012.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

Duke Energy Common Stock Fund	$(3,584)

Mutual funds
Domestic stock funds	47,464
International stock funds	13,052
Income funds	3,974
Bond funds	4,639
Target date funds	13,176
Common collective trust funds	11

Net appreciation in fair value of investments	$78,732

5.      Exempt Party-in-Interest Transactions

The Plan invests in shares of mutual funds managed by affiliates of Fidelity. Fidelity is the record keeper for the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Plan investments held at the end of the year include shares of money market funds managed by State Street. State Street is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2012 and 2011, the Plan held 9,356,889 and 12,570,104 shares, respectively, of common stock of Duke Energy and Progress Energy, the sponsoring employer, respectively, with a cost basis of $421 million and $456 million, respectively. During the year ended December 31, 2012, the Plan recognized $26.3 million of dividend income related to the Duke Energy Common Stock Fund. Transactions in the Duke Energy Common Stock Fund qualify as exempt party-in-interest transactions.

6.        Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend, modify, suspend or terminate the Plan at any time subject to the provisions set forth in ERISA. No such action will have a retroactive effect and none of the assets of the Plan will revert to the Company. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested. At December 31, 2012 and 2011, all participants were fully vested in their employer matching contributions.

7.       Federal Income Tax Status

The Plan obtained its latest determination letter on February 24, 2009, in which the IRS stated that the Plan and Trust, as then designed, is in compliance with the applicable requirements of the IRC. The latest determination letter is applicable for all amendments dated for the years 2003 through 2006. The Plan was restated and amended on November 1, 2011. A determination letter application is currently pending before the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

In 2010, the Plan adopted accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The adoption of this new guidance did not have a material impact on the Plan’s financial statements. The Plan does not have any uncertain tax positions at December 31, 2012 or 2011 that require disclosure or accrual.

8.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,897,038	$1,798,600
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,747	12,829

Net assets available for benefits per Form 5500	$1,910,785	$1,811,429

The following is a reconciliation of the Plan’s change in net assets available for benefits per the Plan financial statements to Form 5500 for the year ended December 31, 2012 (in thousands):

Increase in net assets available for benefits per financial statements	$98,438
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	918

Increase in net assets available for benefits per Form 5500	$99,356

9.       Merger

On July 2, 2012, Duke Energy completed the merger contemplated by the Agreement and Plan of Merger (Merger Agreement), among Diamond Acquisition Corporation, a North Carolina corporation and Duke Energy’s wholly owned subsidiary (Merger Sub) and Progress Energy, a North Carolina corporation engaged in the regulated utility business of generation, transmission and distribution and sale of electricity in portions of North Carolina, South Carolina and Florida. As a result of the merger, Merger Sub was merged into Progress Energy and Progress Energy became a wholly owned subsidiary of Duke Energy.

Immediately preceding the merger, Duke Energy completed a one-for-three reverse stock split with respect to the issued and outstanding shares of Duke Energy common stock. The shareholders of Duke Energy approved the reverse stock split at Duke Energy’s special meeting of shareholders held on August 23, 2011. Progress Energy’s shareholders received 0.87083 shares of Duke Energy common stock in exchange for each share of Progress Energy common stock outstanding as of July 2, 2012. The merger was structured as a tax-free exchange of shares.

PROGRESS ENERGY 401(k)

SAVINGS & STOCK OWNERSHIP PLAN

EIN: 56-2155481 PN: 002

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(IN THOUSANDS)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Duke Energy Common Stock Fund	Common Stock	**	$596,970
*	Duke Energy Common Stock Fund	Cash and Cash Equivalents	**	4,254
	William Blair Mid Cap Growth Fund	Mutual Fund	**	91,744
	Dodge and Cox Stock Fund	Mutual Fund	**	74,976
	American Funds EuroPacific Growth Fund	Mutual Fund	**	87,524
	Harbor Capital Appreciation Fund	Mutual Fund	**	81,759
	Columbia Acorn Fund	Mutual Fund	**	138,207
	Vanguard S&P 500 Index Fund	Mutual Fund	**	95,770
	Vanguard Retirement Savings Trust II Fund	Common Collective Trust Fund	**	273,071
	PIMCO Total Return Bond Fund	Mutual Fund	**	226,082
*	Fidelity Freedom Income Fund	Mutual Fund	**	7,752
*	Fidelity Freedom 2000 Fund	Mutual Fund	**	4,084
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	1,077
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	14,417
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	23,617
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	44,776
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	25,453
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	35,710
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	11,816
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	19,414
*	Fidelity Freedom 2045 Fund	Mutual Fund	**	5,668
*	Fidelity Freedom 2050 Fund	Mutual Fund	**	5,217
*	Fidelity Freedom 2055 Fund	Mutual Fund	**	474
	Total Investments			1,869,832
*	Notes Receivable from Participants	Loans to plan participants (Maturing through 2017 with interest rates ranging from 3.25% to 8.25%)	**	40,501
	Total at Fair Value			$1,910,333

* Party-in-interest

**Cost information is not required for participant-directed investments, and therefore, is not included.

14

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Progress Energy 401(k) Savings & Stock Ownership Plan

Date: June 25, 2013	By:	/s/ Peter Kostiw
Peter Kostiw

Vice President, Total Rewards